

04040914

# FORM SE
# FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
# BY ELECTRONIC FILERS

*100 3197*

Financial Asset Securities Corp.                                 ~~0001299958~~

**Exact Name of Registrant as Specified in Charter**          **Registrant CIK Number**

Form 8-K, August 20, 2004, Series 2004-1                         333-111379

---

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED

AUG 2 5 2004

THOMSON
FINANCIAL



## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 20, 2004

FINANCIAL ASSET SECURITIES CORP.

By:_____

Name: Frank Skibo

Title: Senior Vice President

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

**EXHIBIT INDEX**

| Exhibit No. | Description | Format |
|---|---|---|
| 4.1 | Mortgage Loan Schedule | P* |

---

* The Mortgage Loan Schedule has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

SoundView 2004-1: All loans

Page 17 of 42

Sensitive 1006-11: All loans

Loan Number, State, Zip Code, Occupancy, Property Type, Lien, Orig Term, Rem Term, LTV, Additional Collateral, Current Rate, First Pay, Maturity Date, Servicing Fee, Additional Fee, Interest Paid To Date, Next Due Date, Original Balance, Current Balance, Purpose, Index, Margin, Next Rate Adjustment Date, Max Rate, Appraised Value, Purchase Price, Product Code, Servicer, Guarantor, Loan Group. The rows list individual loans; Servicer shown as SAXON, Guarantor as FREMONT, and Loan Group Collateral as Deutsche Bank.

Sensitive 2004-1: All loans

XX RBS Greenwich

SecurView 2004-1: All loans

SoundView 2004-1: All loans

Securitize 2004-1: All loans

**RBS Greenwi...**

Securitize 2004-1: All loans

Securitizer 2004-1: All Issues